Mail Stop 4561

August 14, 2007

Christopher J. Spencer
President and Chief Executive Officer
Wizzard Software Corporation
5001 Baum Boulevard, Suite 770
Pittsburgh, PA 15213

Re: **Wizzard Software Corporation**
       Registration Statement on Form SB-2
       Filed July 26, 2007
       File No. 333-144886

Dear Mr. Spencer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Securityholders, page 17

1.   With respect to the shares to be offered for resale by selling stockholder Canada Pension Plan Investment Board, please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder. See Interpretation I.60 of the July 1997 manual of our publicly available telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the telephone interpretation manual.

Part II

Recent Sales of Unregistered Securities, page 105

2.   We note that this section of your registration statement does not disclose the sale of preferred stock by the company to the selling stockholders on July 9, 2007, which is described earlier in the document on page 5. In addition, this section contains only a

reference to the warrants sold in the same transaction. Please revise your disclosure in this section to include the information required by Item 701 of Regulation S-B with respect to this sale of unregistered securities.

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462 for additional assistance. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (801) 355-7126</u>
        Branden T. Burningham, Esq.
        Telephone: (801) 363-7411